

April 18, 2011

Via E-mail

Brian F. Maxted
Chief Executive Officer
Kosmos Energy Ltd.
8176 Park Lane, Suite 500
Dallas, Texas 75231

> **Re:** **Kosmos Energy Ltd.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 30, 2011**
> **File No. 333-171700**

Dear Mr. Maxted:

We have reviewed your amendment, and your letter dated April 14, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

Risk Factors, page 17

The inability of one or more third parties who contract with us to meet their obligations to us may adversely affect our financial results, page 20

1.   We note your response to comment three in our letter dated April 13, 2011 implies that you have not historically had defaults other than the EO Group. However, your

disclosure on page 20 appears to indicate partners other than the EO Group have been in default in the past. With regard to this disclosure please provide us the following information:

- tell us which partners besides EO Group have not paid their share of costs in the past;
- clarify which non-defaulting block partners paid the proportionate share of the costs on behalf of the defaulting parties;
- tell us the gross amount of payments made on behalf of the defaulting parties, and what your share of such costs was;
- tell us the partners which paid the EO Group's share of costs and expenses upon their default;
- tell us if such partners have sought to require the EO Group to forfeit its interest in the Jubilee Unit, or have taken other measures to recover their cost; and
- tell us how the right to recover the costs paid on behalf of the EO Group factored into your determination regarding your allowance for doubtful accounts.

2.   We further note from your disclosure on page 111, that under the terms of the WCTP agreement, "The EO Group owns a 3.5% 'carried' working interest and all of EO Group's share of costs to first production from the WCTP Block are paid by Kosmos Ghana." As all costs to first production are paid by Kosmos Ghana, please clarify how the EO Group is currently in default under the joint operating agreement for the WCTP Block for failure to pay its share of costs and expenses.

Results of Operations, page 60

Year Ended December 31, 2010 vs. 2009, page 60

Doubtful Accounts Expense, page 61

3.   Your response to comment three in our letter dated April 13, 2011 explains that you do not have a perfected lien against the account receivable in default and, therefore, did not consider future net revenues in your assessment of the collectability of the EO Group receivable. Please clarify what you mean when you refer to a perfected lien, and why you must have a perfected lien in order to collect amounts due from the EO Group. Please also explain if the notion of having a perfected lien in order to collect amounts due from the EO Group was considered in the original agreement between Kosmos Ghana and the EO Group. If so, tell us the specific provisions in the agreements that specify the rights and obligations of each party with regard to the collection of amounts under default. Please also tell us what procedures you performed to ensure you had a perfected lien.

4.   We note from your disclosure on page 111 that the EO Group is required to reimburse Kosmos Ghana for all development costs paid by Kosmos Ghana on EO Group's behalf,

with Kosmos Ghana entitled to receive all of EO Group's production proceeds until repayment in full. Please explain how this disclosure is consistent with your response that you did not consider future net revenues in assessing the collectability of the receivable due to the lack of a perfected lien.

5. Your response to comment three in our letter dated April 13, 2011 also explains that the gross amount due from the EO Group is $61.7 million. Please clarify why only a portion of the amount due from the EO Group was considered uncollectible, and how the specific amounts considered collectible versus uncollectible were determined.

Business, page 81

Our Reserves, page 103

6. Your response to comment five in our letter dated April 13, 2011 explains that you do not have any corporate income taxes as you are incorporated in Bermuda, and therefore, do not have any income taxes related to your proved reserves. We note you present Ghanaian taxes within your presentation of results of operations for oil and gas producing activities as required by ASC 932-235-50-21 through 28 and within your standardized measure of discounted future net cash flows required by ASC 932-235-50-29 through 33. Based on the guidance provided in ASC 932-235-50-25 and 31c, the taxes included within these disclosures and calculations, appear to relate to an entities oil and gas producing activities which are derived from proved oil and gas reserves. Therefore, please clarify why you believe your Ghanaian taxes are not related to you proved oil and gas reserves.

7. Your response to comment six in our letter dated April 13, 2011 explains that approximately 3 MMbbls of oil related to the royalty payable to the Ghanaian government is included within your total net proved reserves of 56 MMbbls. As these volumes appear to relate to the interests of others, please revise your presentation of net proved reserves to remove the volumes in accordance with ASC 932-235-50-4.

Notes to Consolidated Financial Statements, page F-8

Note 12 Asset Retirement Obligations, page F-26

8. The disclosure under the table explains that you recognized your liability related to asset retirement obligations in the fourth quarter of 2010 with the commencement of production. However, your response to comment seven explains that you had 2 development wells in progress of being completed as of December 31, 2010 which are included in the company's asset retirement obligation. As these wells are not currently producing, please clarify the apparent inconsistency between your response and the disclosure in Note 12.

9.   Your response to comment seven in our letter dated April 13, 2011 explains that development wells are plugged after the cessation of drilling activities. Please tell us if you record an asset retirement obligation related to these development wells, and at which point in the development drilling process you incur the obligation to plug the wells. Please also tell us the total amount of costs incurred in each of the past three years related to the temporary plugging of your wells.

Note 16 Income Taxes, page F-31

10.   In your response to comment eight in our letter dated April 13, 2011 you explain that you had one oil lifting during the first quarter and expect to have two oil liftings per quarter for the remainder of fiscal year 2011. Please further describe for us the process of your oil liftings, and why these appear to occur at specific times rather than on a continuous basis. Please also tell us why you only had one in the first quarter, and why you are expecting two per quarter for the remainder of fiscal year 2011.

11.   We note your response to comment eight in our letter dated April 13, 2011. It does not appear the positive evidence cited regarding your expectation of future taxable income is sufficient to offset the negative evidence created by your cumulative losses in recent years. At this time, we are not in a position to agree that the valuation allowance related to your Ghana deferred tax asset should be removed as of December 31, 2010, or to date. Please revise accordingly.

Exhibits

12.   We note your disclosure at pages 62-63 regarding your new commercial debt facility. Please file a copy of the agreement documentation as an to your registration statement. See Item 601(b)(10) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director